

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

February 11, 2011

Via Facsimile and U.S. Mail

Mr. Jeffrey T. Siegal
Chief Financial Officer
Schmitt Industries, Inc.
2765 NW Nicolai Street
Portland, Oregon 97210-1818

   Re: **Schmitt Industries, Inc.**
       Form 10-K for the Year Ended May 31, 2010
       Filed July 30, 2010
       Form 10-Q for the Quarter Ended November 30, 2010
       Definitive Proxy Statement on Schedule 14A
       File No. 000-23996

Dear Mr. Siegal:

   We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended May 31, 2010

Item 8. Financial Statements and Supplementary Data, page 22

1. Please explain to us the nature and significant terms of your arrangements with distributors, including any post shipment obligations and acceptance provisions that may exist and how you account for such obligations. Within your discussion, please explain

to us if you grant price concessions to your distributions and if so, tell us how you account for price concessions.

Note 4. Income Taxes, page 30

2.   We note on page 32 that you present a $450,833 decrease within your rollforward for unrecognized income tax benefits during fiscal 2009 related to tax positions settled. We further note that you completed an examination of your federal tax returns for the years ended May 31, 2005 through 2007 during fiscal 2009. Please explain to us in more detail why you have recognized a $450,833 decrease for your tax positions settled during fiscal 2009. Within your response, please clarify to us clarify whether the examination was an internal exam or a completion of your income tax returns by the IRS.

Item 11. Executive Compensation, page 43

3.   It appears from the disclosure on page 11 of your definitive proxy statement that the summary compensation table includes only compensation "paid by the Company." Please tell us, with a view toward amended disclosure, how the information in that table accounts for the consulting fees mentioned on pages 37 and 38 of your Form 10-K. Also tell us how compensation information disclosed in prior annual reports on Form 10-K reported such fees.

4.   The disclosure regarding "expense recognized for financial reporting purposes" in note 2 on page 11 of your definitive proxy statement does not appear to comply with Item 402(n)(2)(vi) of Regulation S-K, as revised by Release No. 33-9089 (Dec. 16, 2009). Please revise future filings accordingly.

Form 10-Q for the Quarter Ended November 30, 2010

Item 4. Controls and Procedures, page 21

5.   We note your disclosure that your "Chief Executive Officer and Chief Financial Officer have concluded that [your] disclosure controls and procedures are effective to ensure that information required to be disclosed by [you] in the reports it files or submits under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms." The language that is currently included after the word "effective" in your disclosure appears to be superfluous, since the meaning of "disclosure controls and procedures" is established by Rule 13a-15(e) of the Exchange Act. Please remove the language in your future filings or revise the disclosure so that the language that appears after the word "effective" is substantially similar in all material respects to the language that appears in the entire two-sentence definition of "disclosure controls and procedures" set forth in Rule 13a-15(e).

Definitive Proxy Statement on Schedule 14A

Director Qualifications, page 5

6.   From your disclosure on page 6 that your board and nominating committee "believe" the board should represent diverse viewpoints, it is unclear whether that committee or you board actually considers diversity in identifying nominees. In future filings, please disclose clearly whether, and if so how, your nominating committee and board considers diversity in identifying nominees for directors.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Tara Harkins, Staff Accountant, at (202) 551-3639 or me at (202) 551-3643 if you have questions regarding these comments. Please contact Gabriel Eckstein, Staff Attorney, at (202) 551-3286, or Geoff Kruczek, Reviewing Attorney, at (202) 551- 3641 if you have questions on any other comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

                                        Sincerely,

                                        Kevin L. Vaughn
                                        Accounting Branch Chief